July 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities

	Re:	TPG RE Finance Trust, Inc.
Registration Statement on Form S-11
File No. 333-217446

Ladies and Gentlemen:

Pursuant to the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), hereby submits a marked copy of certain pages of the Company’s Registration Statement on Form S-11, File No. 333-217446, that were emailed to the Staff on July 7, 2017.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed
David S. Freed

cc:	Greta Guggenheim
Robert Foley
Deborah Ginsberg, Esq.
E. Ramey Layne, Esq.
Edward F. Petrosky, Esq.
J. Gerard Cummins, Esq.

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